Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES INTERIM FINANCIAL RESULTS

Athens, Greece — July 31, 2007 — Capital Product Partners L.P. (Nasdaq: CPLP) today announced its financial results for the period from April 4, 2007, when the Partnership formally launched its shipping operations, through June 30, 2007.  The reporting period consists of 88 days out of the 91 days in the calendar quarter.  Capital Product Partners priced its initial public offering on March 29, 2007, netting $270.5 million in proceeds from the IPO, including $34.1 million following the exercise of the over-allotment option.

Net income for the period from April 4, 2007 through June 30, 2007 was $4.9 million, or $0.22 per limited partnership unit. Adjusted for a one-off non-cash charge of $3.8 million related to the transfer of interest rate swap contracts from Capital Maritime & Trading Corp. to the Partnership, the net income was $8.7 million.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital GP LLC, said, “We are very pleased with these initial operating results.  Revenues were stronger than expected, thanks to our profit sharing arrangements and the strength in product tanker market rates, while operating expenses were in line with our expectations and our agreement with Capital Ship Management Corp., which manages the commercial and technical operations of our fleet.  As a result, cash generation for the period was above our projections at the time of our initial public offering in March.”

The Partnership generated an operating surplus for the period of $10.2 million.  Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships.  Please see Appendix A for a reconciliation of this non-GAAP measure to net income.

Gross revenues for the period from April 4, 2007 through June 30, 2007 were $15.9 million, consisting of $14.0 million in base charter hire revenue and $1.9 million in profit sharing revenue, reflecting the robust spot hire rates in the product tanker market that allowed the Partnership to earn above the base rate.

Overall, conditions in the product tanker market reflected a strong spot market and an active period market throughout the second quarter of 2007. The low level of gasoline inventories and below average refinery utilization rates in the U.S. were the main reasons for the buoyant rates.  During the second quarter and compared to the first quarter, period rates improved by about 3 percent for medium range (MR) product tankers as a number of charterers, including oil majors, traders and operators, entered the market seeking quality tonnage for long-term employment. Asset prices for modern MR tonnage appreciated close to 6 percent.

Total operating expenses for the period were $3.2 million, consisting of $2.8 million in vessel operating expenses paid to Capital Ship Management and of approximately $0.4 million in general administrative expenses related to the costs of running the Partnership.

Interest expense and finance cost of $4.9 million includes a one-off non-cash charge of $3.8 million related to the transfer of interest rate swap contracts from Capital Maritime & Trading Corp. to the Partnership. As part of the carve out of the historical financials, the Partnership recognized this one-off non-cash charge in the income statement.  The Partnership has entered into eight interest rate swap agreements, which were transferred from Capital Maritime on April 4, 2007 (the Partnership launch date), in order to reduce its exposure to cash flow risks from fluctuating interest rates on $326 million of its $370 million revolving credit facility. These swap agreements fix the LIBOR portion of the interest rate charged on the facility at 5.1325 percent through June 29, 2012.  The $3.8 million charge referenced above, results from the valuation of the swap agreements’ fair value as of April 4, 2007.  Subsequent changes in the fair value of the interest rate swap agreements are being recognized in Other Comprehensive Income (a gain of $7.3 million as of June 30, 2007).

The board of directors has declared a cash distribution for the period of $0.3626 per unit (the pro rata portion of the Partnership’s minimum quarterly distribution of $0.375 per unit), representing a total cash distribution of $8.3 million.  The cash distribution will be paid on August 14, 2007, to unitholders of record on August 6, 2007.

Among the highlights of the period was the successful delivery, ahead of schedule, of the Partnership’s ninth MR product tanker, M/T “Atrotos,” on May 8, 2007. Early in the third quarter, on July 13, 2007, the Partnership took successful delivery, also ahead of schedule, of its tenth MR product tanker, M/T “Akeraios.”  Both product tankers are ice strengthened vessels (Ice Class 1A), with carrying capacities of 47,786 dwt and 47,781 dwt, respectively.  Both have been fixed under time charters with Morgan Stanley Capital Group Inc. for three years at a base rate subject to a 50/50 profit sharing arrangement.

Capital Product Partners L.P. has agreed to purchase five additional MR product tankers from Capital Maritime & Trading Corp., including two more Ice Class 1A sister vessels scheduled for delivery in October 2007 and three MR product tanker sister vessels scheduled for delivery in 2008.  All five vessels will be under time or bareboat charters commencing at the time of delivery.

Capital Maritime & Trading Corp., the 100 percent owner of our General Partner, is the owner of 22 additional modern tanker vessels. The Partnership has the right of first refusal to acquire six of these product tankers from Capital Maritime if long-term charters are arranged for them.

The Partnership’s balance sheet was strong as of June 30, 2007, with long-term debt of $86.0 million, compared with stockholders’ equity of $242.3 million.  Following the delivery of M/T Akeraios in July, the Partnership has utilized an additional $56 million from its loan facility. The remaining capacity under the revolving credit facility ($228 million) will be sufficient to fund the remaining two contracted acquisitions for 2007 and a substantial portion of the 2008 deliveries.

Mr. Lazaridis concluded, “Following the delivery of our remaining contracted vessels over the next 12 months, our fleet will consist of 15 state-of-the-art product tankers, including the largest and one of the most modern fleets of Ice Class 1A vessels in the world.  With our defined strategy for pursuing additional accretive ‘drop-down’ acquisitions, Capital Product Partners is well positioned to capitalize on the product tanker industry’s strong growth dynamics.  Our long-term goal is to deliver sustainable growth in cash distributions to our unitholders.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time.  The public is invited to listen to the conference call by dialing 1-888-935-4577 (US and Canada), or +1 718-354-1388 (international), 10 minutes prior to the start of the call. No access code is required.  An audio webcast of the conference call will run simultaneously on the company’s website at www.capitalpplp.com.  The relevant link will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers.  Following the delivery of the M/T Akeraios on July 13, 2007, Capital Product Partners L.P. now owns 10 MR Ice Class 1A product tankers and has an agreement to purchase five additional product tankers from Capital Maritime &

Trading Corp. All 15 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, and Overseas Shipholding Group Inc.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Capital Product Partners L.P. expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common units.

CPLP-F

Contacts:
Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Tom Pratt
RF|Binder Partners Inc.
+1 (212) 994-7563
Tom.pratt@rfbinder.com

Capital Product Partners L.P.
Statement of Operations
(In thousands of U.S. dollars, except number of units and earnings per unit)
(Unaudited)

	For the period April 4, to June 30,	For the three month period ended June 30,	For the six month period ended June 30,
	2007	2006 Predecessor	2007	2006 Predecessor
Revenues
Time and bareboat charter revenues (a)	$15,943	$1,973	$28,974	$1,973
Total revenues	15,943	1,973	28,974	1,973
Expenses:
Voyage expenses	145	40	322	40
Vessel operating expenses - related party	2,783	119	3,296	119
Vessel operating expenses	-	363	1,958	506
General and Administrative expenses	428	-	428	-
Depreciation of fixed assets	2,894	334	5,106	334
Operating income	9,693	1,117	17,864	974
Other income (expense), net:
Interest expense and finance cost	(1,133)	(546)	(3,988)	(546)
Loss on swap acquired from CMTC as of April 4, 2007	(3,763)	-	(3,763)	-
Interest income	141	1	162	5
Foreign currency gain/(loss), net	(1)	(23)	(10)	(24)
Total other expense, net	(4,756)	(568)	(7,599)	(565)
Net income	$4,937	$549	$10,265	$409
Supplemental information
General Partner’s interest in net income for the period from April 4, through June 30, 2007	$99		$99
Limited Partner’s interest in net income for the period from April 4, through June 30, 2007
Common	$2,928		$2,928
Subordinated	$1,910		$1,910
Net income per limited partner unit, (basic and diluted).	$0.22		$0.22
Number of limited partners’ units outstanding, (basic and diluted) as of June 30, 2007	22,318,022		22,318,022

(a) Revenues include $480 of income from our profit sharing arrangement with BP, which are earned but not yet received.

Capital Product Partners L.P.
Balance Sheet
(In thousands of U.S. dollars, except number of shares)
(Unaudited)

	Consolidated Balance Sheet as of June, 30 2007	Predecessor Combined Balance Sheet as of December 31, 2006
Assets
Current assets
Cash and cash equivalents (b)	$14,523	$1,239
Trade accounts receivable	1,740	534
Insurance claims	-	68
Due from related parties	-	3,255
Prepayments and other	108	130
Inventories	-	192
Financial instruments - fair value	3,540	-
Total current assets	19,911	5,418
Fixed assets
Vessels under construction	-	29,225
Vessels, net	308,165	168,981
Total fixed assets	308,165	198,206
Other non current assets
Deferred finance charges, net	1,010	614
Total non current assets	309,175	198,820
Total assets	$329,086	$204,238
Liabilities and Stockholders' / Partners’ Equity
Current liabilities
Current portion of long-term debt	$-	$4,979
Current portion of related party debt	-	8,042
Trade accounts payable	128	1,282
Due to related parties	117	1,880
Accrued loan interest	200	1,369
Accrued other liabilities	119	371
Deferred revenue	223	278
Total current liabilities	787	18,201
Long-term liabilities
Long-term debt	86,000	52,554
Long-term related party debt	-	87,498
Total long-term liabilities	86,000	140,052
Total liabilities	86,787	158,253
Commitments and contingencies	-	-
Stockholders / Partners’ Equity
Common stock (par value $0; 3,200 shares issued and outstanding	-	-
Additional paid in capital	-	41,394
Other Comprehensive Income	7,303	-
(Accumulated deficit)/retained earnings	-	4,591
General Partner	4,700	-
Limited Partners
Common	139,353	-
Subordinated	90,943	-
Total stockholders' / Partners’ equity	242,299	45,985
Total liabilities and stockholders’ / Partners’ equity	$329,086	$204,238

(b) The loan agreement contains customary ship finance covenants, including minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility.

Capital Product Partners L.P.
Statement of Cash Flows
(In thousands of U.S. dollars)
(Unaudited)

	For the period from April 4, 2007 to June 30, 2007	For the six month period ended June 30, 2007	For the six month period ended June 30, 2006
			Predecessor
Cash flows from operating activities:
Net income	$4,937	$10,265	$409
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of fixed assets	2,894	5,106	334
Amortization of deferred finance charges	10	30	9
Loss on swap acquired from CMTC as of April 4, 2007	3,763	3,763	-
Changes in operating assets and liabilities:
Trade accounts receivables	(1,740)	(3,128)	-
Insurance claims	-	(1)	-
Due from related parties	-	(4,343)	(1,903)
Prepayments and other	(108)	(220)	(70)
Inventories	-	(82)	(40)
Trade accounts payable	128	590	850
Due to related parties	117	(1,399)	475
Accrued interest	200	(1,169)	342
Accrued other liabilities	119	318	177
Deferred revenue	223	4,930	375
Net cash provided by operating activities	10,543	14,660	958
Cash flows from investing activities:
Vessel acquisitions	(56,000)	(133,554)	(55,899)
Vessel advances – new buildings	-	-	(23,822)
Net cash used in investing activities	(56,000)	(133,554)	(79,721)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	86,000	155,861	16,377
Payment of long term debt	-	(9,091)	-
Loan issuance costs	(1,020)	(1,020)	(38)
Proceeds from related party debt/funding	-	-	56,368
Dividend	(25,000)	(25,000)	-
Cash balance as of April 3, 2007 that was distributed to the previous owner	-	(2,251)	-
Capital contributions	-	13,679	6,062
Net cash provided by financing activities	59,980	132,178	78,769
Net increase in cash and cash equivalents	14,523	13,284	6
Cash and cash equivalents at beginning of period	-	1,239	7
Cash and cash equivalents at end of period	$14,523	$14,523	$13
Supplemental Cash Flow information
Cash paid for interest expense	$929	$3,944	$194

Deemed dividend (c)	$18,489	$18,489	-

(c) On May, 8 2007 the Partnership acquired from CMTC M/T Atrotos (the first out of seven Committed vessels) for a total price of $56,000. The vessel has been recorded in the Partnership’s financial statements at the amount reflected in CMTC’s consolidated financial statements, which differ from the acquisition price by $18,489. The difference between the purchase price and the amounts reflected in CMTC’s consolidated financial statements is included in the Stockholders’ / Partners’ Equity.

Capital Product Partners
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

The Operating Surplus represents net income adjusted for non cash items as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by the Partnership's, capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income.

Reconciliation of Non-GAAP Financial Measure– Operating Surplus	For the period from April 4, to June 30, 2007

Net income		$4,937

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	$2,894
Loan fees amortization	10
Deferred revenue	210
Unrealized losses on swap valuations	3,763	6,877
NET CASH BY OPERATING ACTIVITIES		11,814

Replacement Capital Expenditures		(1,624)

OPERATING SURPLUS		10,190

Recommended reserves		(1,932)
AVAILABLE CASH		$8,258